What is a Lead Investor in a WeFunder round:

The Lead Investor is an investor who is familiar with the startup and decided to invest on the same terms as those offered on Wefunder. More importantly, the Lead Investor directs the voting power of all Wefunder investors and can take other actions on behalf of investors.
When deciding whether to invest in a company, you should look at who the Lead Investor is, see how much they invested and why, and make your own decision on if you trust their judgment.

What are Lead Investor responsibilities?

The Lead only really has two responsibilities, which are
(1) to respond to and vote on corporate matters of the company, as requested by the company from time to time, and
(2) to avoid conflicts of interest, or to the extent they cannot be avoided, to notify the company and Wefunder of such conflicts so that we can take appropriate actions (eg., organizing an investor vote on the matter).

So long as the Lead acts in good faith when making decisions and is not grossly negligent, they are protected by indemnification provisions in Section 6 of the Independent Contractor Agreement and Section 8.6 of the Investor Agreement that all investors sign.

Benefits to being Lead Investor

The lead investor has the right to exercise pro rata off the entire Wefunder round -- i.e. maintain their share in follow-on financing rounds. If they wanted to exercise pro rata, they could either
1) exercise it themselves, or
2) form a syndicate to invest the pro rata portion.

In the second scenario, lead investors are entitled to 10% carried interest in any such follow-on funding. So if you build a huge company, there is still some significant **financial incentive** (emphasis from WeFunder) for lead investors.

Here is an example of how the compensation for lead investors would work for follow-on pro rata funding:
- Say you raise $2M this Wefunder round on $15M post-money valuation (so 13.33% stake).
- Then you raise $10M in next round on $30M pre-money.
- This would dilute Wefunder investors from 13.33% to 10%.
- In order to maintain 13.33% share, you can raise $1.536M Reg D fund on Wefunder.

This is follow-on pro rata funding. On the same $30M pre-money valuation.
- This $1.536M follow-on funding is what lead investor can earn 10% carried interest on.
- If the company exits for 10x (e.g. $400M), the $1.536M follow-on funding would be worth $15.36M.
That's $13.824M profit for investors. And the lead investor is entitled to 10% of that ($1.382M).
*examples provided by WeFunder platform.
Excel example here:
https://docs.google.com/spreadsheets/d/1SY4f4899LFTqDXrtClY19Vu9qFnodKipiXJ6PiI9OwY/edit#gid=0